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16014748

Mail Processing Section

MAR 04 2016

Washington DC
409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67545

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GrandFund Investment Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1809 Fremont Drive
(No. and Street)

Alameda CA 94501
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OUM & Co. LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Ste 700 San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Bertuccio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GrandFund Investment Group, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEE NOTARY ON NEXT PAGE
NOTARY: A. FANG

[signature]
Signature

CCO/VP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Alameda

Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 20 16, by Donald Bertucio ,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


A. FANG
COMMISSION #2119611
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
MY COMMISSION EXPIRES
JULY 16, 2019

(Seal) Signature

Document: Annual Audited Report
Form X-17A-5
part III

GRANDFUND INVESTMENT GROUP, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

GRANDFUND INVESTMENT GROUP, LLC

TABLE OF CONTENTS


OUM &CO. LLP
ACCOUNTANTS
& BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members and Members of
GrandFund Investment Group, LLC

We have audited the accompanying financial statements of GrandFund Investment Group, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GrandFund Investment Group, LLC, as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II, and III on pages 9 and 10 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

OUM & Co. LLP

San Francisco, California
February 29, 2016

465 California St. Ste 700 San Francisco, CA 94104 | P: 415-434-3744 | F: 415-788-2260 | www.oumcpa.com

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	168,386
Accounts receivable		1,073,638
Prepaid expenses		7,776
TOTAL ASSETS	**$**	**1,249,800**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:		
Commissions Payable	$	373,375
Accounts payable		14,287
TOTAL LIABILITIES		387,662
MEMBERS' CAPITAL		862,138
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**1,249,800**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:		
Marketing Income	$	2,626,187
Success Fees		4,347,638
Rep Fee Income		5,625
Total revenues		6,979,450
EXPENSES:		
Commission Expense		5,430,963
Bonus		455,000
Guaranteed payments		103,250
Consulting and professional fees		168,478
Business Development		(182,008)
Regulatory fees		36,872
Other Operating Expenses		20,871
Taxes		12,590
Travel and accomodations		3,879
Total expenses		6,049,895
NET INCOME	**$**	**929,555**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2015

MEMBERS' DEFICIT Beginning of Year	**$**	**(1,367,615)**
Member Contribution		1,300,198
Net income		929,555
MEMBERS' CAPITAL, End of Year	**$**	**862,138**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	929,555
Non-cash business development expenses		93,954
Change in assets and liabilities:		
Accounts receivable		(280,200)
Prepaid expenses		5,823
Commissions Payable		(361,229)
Due to Affiliate		(275,000)
Accounts payable		(10,083)
Net cash provided by operating activities		102,820
NET INCREASE IN CASH AND CASH EQUIVALENTS		102,820
CASH AND CASH EQUIVALENTS, Beginning of Year		**65,566**
CASH AND CASH EQUIVALENTS, End of Year	**$**	**168,386**
Non-Cash Financing Activity:		
Conversion of due to affiliate to members contribution		1,300,198

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

Organization and Nature of Business

GrandFund Investment Group, LLC (the "Company") is a California limited liability company formed on November 15, 2005, and its principal place of business is located in Lafayette, California. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") on July 24, 2007 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The members of the Company are Charles Bertucio and Donald Bertucio, who are collectively the managing members, as defined in the Company's operating agreement (the "Agreement"). In accordance with the Agreement, the existence of the Company will continue in existence unless sooner dissolved by its members.

The Company operates as a third-party sales and marketing firm which assists private equity firms seeking to raise capital for investment purposes within their funds. The Company qualifies potential prospects, arranges presentations, and tracks the sales process. The Company also provides investment and management advisory services to private companies.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Revenue Recognition

The Company earns placement fees from private equity firms for monies placed in their various funds. The placement fees are generally based on an agreed percentage of the potential investors' committed capital that has been called and collected by the various funds of the private equity firms.

The Company earns Marketing Income in connection with arrangements to introduce funds to registered representatives of broker-dealers and registered representative advisors, broker-dealers that may have customers interested in investing in the funds. Marketing associated with income is earned as a retainer on a quarterly basis or as a percentage of the fees received by the investment advisor for accounts introduced.

As of December 31, 2015, the Company had three customer that accounted for 88% of the accounts receivable at year and two customers that accounted for 65% of revenue for the year.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. At December 31, 2015 the company held a single cash account.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and commissions payable approximate fair value because of their short-term maturities.

Income Taxes

The Company was formed as a California limited liability company ("LLC"). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members. Certain states including California in which the Company operates imposes fees and taxes at the partnership level.

Guaranteed Payments

Guaranteed payments are payments to individual members for services rendered, and are not based on the member's share of the Company's income.

Commissions and Bonuses

All of the company's commissions are paid to one marketer who brings interested investors to the company. During 2015, the company also paid $455,000 of discretionary bonuses of which $40,000 was paid to a member.

NOTE 2 – MEMBERS' CAPITAL

The Company is a limited liability company and, as such, no Member shall have any personal liability to the Company, any other Member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the Member to the Company.

Contributions and withdrawals by members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2015, the Company had net regulatory capital of $154,099 which was $128,254 above the minimum requirement of $25,844.

NOTE 4 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 29, 2016, the date the accompanying financial statements were available to be issued, and has determined that there are no material subsequent events to disclose.

NOTE 5 – Capital Contributions:

The Company's past unrecorded liabilities of $1,300,198 has been converted to a Capital Contribution.

SUPPLEMENTARY INFORMATION

GRANDFUND INVESTMENT GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

NET CAPITAL:		
Total members' capital		$ 862,138
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Accounts receivable	$ 700,263	
Prepaid expenses	7,776	
Total deductions and/or charges		(708,039)
Net capital before haircuts on securities positions		154,099
Less - haircuts on securities positions		-
NET CAPITAL		**$ 154,099**
AGGREGATE INDEBTEDNESS:		
Item included in statement of financial condition:		
Commissions Payable	$ 373,375	
Accounts payable	14,287	
TOTAL AGGREGATE INDEBTEDNESS (A.I.)		**$ 387,662**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of A.I.)		$ 25,844
Minimum dollar requirement		$ 5,000
Excess net capital		$ 128,254
Ratio: Aggregate indebtedness to net capital		252%

Reconciliation with Company's Net Capital Computation (Included in Part II of form X-17A-5 as of December 31, 2015

Net Capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2015	**$ 154,100**
Increase in Member's Equity	5,660
Increase in Non-allowable assets	5,661
Net Capital Per Above Computation	**$ 154,099**

See Accompanying Independent Auditor's Report

GRANDFUND INVESTMENT GROUP, LLC .... SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3
DECEMBER 31,2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.

GRANDFUND INVESTMENG GROUP, LLC .... SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31 2015 and does not have any customer accounts.


OUM &CO. LLP
ACCOUNTANTS
& BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members and Members of
GrandFund Investment Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GrandFund Investment Group, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidencc about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

OUM & Co. LLP

San Francisco, California
February 29, 2016

GF GRANDFUND Investment Group, LLC

1 January, 2016

SE 15c3-3 Exemption Report

I, Donald Bertucio, CCO/VP at GrandFund Investment Group, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA 240.15c3-3:
2. The Company met the identified exemption provisions in SEA 240.15.c3-3(k) from January 1, 2015 through the remainder of the fiscal year ending December 31, 2015 without exception; and
3. There were no exceptions during January 1, 2015 through December 31, 2015 in meeting the identified provisions in SEA 240.15c3-3(k).

Respectfully submitted,



Donald Bertucio
GrandFund Investment Group, LLC


OUM &CO. LLP
ACCOUNTANTS
& BUSINESS ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Managing Members of GrandFund Investment Group, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by GrandFund Investment Group, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger and proof of payment.

   Finding: OUM noted that the listed assessment payment as calculated in the Form SIPC-7 was $11,219. However, the amount recorded on the Company's general ledger was $11,424 and amount paid by the Company was $11,209.

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015.

   Finding: OUM noted that the total revenue as reported on the audited Form X-17A-5 was $6,979,450 as compared to $7,395,296 reported on the Form SIPC-7 for the year ended December 31, 2015. Accordingly, the Company is in the process of amending its Form SIPC-7.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger system reports, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including general ledger system reports, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

OUM & Co. LLP

San Francisco, California
February 29, 2016

465 California St. Ste 700 San Francisco, CA 94104 | P: 415-434-3744 | F: 415-788-2260 | www.oumcpa.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*******3263*********************MIXED AADC 220
067545 FINRA DEC
GRANDFUND INVESTMENT GROUP LLC
1809 FREMONT DR
ALAMEDA CA 94501-1601

11209

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

COPY

2. A. General Assessment (item 2e from page 2) $ 18,474

B. Less payment made with SIPC-6 filed (exclude interest) ($7,255.00 ~~7,265~~)
7/15/15 Check #2090
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 11,219.00

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,219.00 ~~11209~~

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 11209 Balance due $10.00

H. Overpayment carried forward $( ) Thank you.

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GrandFund Investment Group, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CCO
(Title)

Dated the 11 day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: 1/11/16 Postmarked LB 1/22/16 Received 1/29/16 Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015 ,
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 7,395,296

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Rep. Fee Income 5625

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions 5625.00

2d. SIPC Net Operating Revenues 7,389,671.00 $ ~~7,389,651~~

2e. General Assessment @ .0025 $ 18,474

(to page 1, line 2.A.)